Exhibit 21

Subsidiaries

Subsidiary Name	Jurisdiction
Glaukos Europe GmbH	Germany
Glaukos Japan GK	Japan
Glaukos Australia Pty Ltd	Australia
Glaukos Canada Inc.	Canada